June 13, 2013

QMM: NYSE MKT
QTA: TSX VENTURE
NR-6-13

QUATERRA AND GOLDCORP EXTEND INVESTMENT FRAMEWORK AGREEMENT

Quaterra Reports on AGM and Provides Corporate Update

VANCOUVER, B.C. — Quaterra Resources Inc. (the “Company”) today announced it has concluded an Amended Agreement with Goldcorp Inc. (“Goldcorp”; TSX:G; NYSE:GG) which amends certain terms of the Investment Framework Agreement (IFA) dated January 29, 2010, the terms of which were outlined in the Company’s news release dated February 10, 2010.

"We are pleased to be continuing our exploration with Goldcorp in central Mexico," says Quaterra President and CEO Thomas Patton. "We believe that with Quaterra’s exploration talents and Goldcorp’s technical expertise and financial commitment of $15.8 million to date and $1 million for 2013 we are well positioned to discover and develop major deposits”.

The Amended Agreement extends the expiration for designation of Advanced Properties to January 2016 from January 2014 and also modifies certain earn-in requirements after a property has been selected as an Advanced Property: 1) Lowers spending requirement to earn a 2% NSR royalty to $1 million over first three years (from $2 million over two years); 2) Lowers the minimum annual expenditure requirement after three years to $250,000 thousand from $1 million; 3) allows Goldcorp to pool expenditures from other projects to one project to meet the earn-in requirement described above.

Goldcorp can earn a 70% interest in any Advanced Property by completing a feasibility study (increased from 65%). At the time a production decision is made, the Company may either participate at 30% or ask Goldcorp to underwrite loan guarantees in return for an additional 6% interest in the property. Goldcorp has committed up to $1 million for 2013 exploration on properties in central Mexico that fall under the IFA.

Details on properties and expenditures will be announced when available.

Quaterra Shareholders Approve AGM Resolutions

Quaterra also announces that all resolutions were passed by the requisite majority at Quaterra’s annual general meeting held in Vancouver, British Columbia on June 12, 2013.

Election of Directors

The following incumbent directors were re-elected: Thomas C. Patton, Tracy Stevenson, LeRoy Wilkes, Anthony Walsh, Lawrence Page, Q.C., John Kerr and Todd Hilditch. With the exception of Thomas C. Patton and Lawrence Page Q.C., the Company’s directors are independent.

Appointment of Auditors

Smythe Ratcliffe, Chartered Accountants were re-appointed as auditors of the Company for the ensuing year, and the directors were authorized to fix the remuneration to be paid to the auditors.

Stock Option Plan

The Company’s 2013 Stock Option Plan was approved and the number of stock options to be granted under the 2013 Plan is a rolling 10% of the number of outstanding issued common shares of the Company, from time to time, less the number of outstanding stock options.

Shareholder Rights Plan

The Company also reported that the shareholders have approved a Shareholder Right Plan at its annual general meeting. The Shareholder Rights Plan was adopted to ensure the fair treatment of all Quaterra shareholders in the event of an unsolicited take-over bid for the outstanding common shares of the Company. In the event that a take-over bid should occur, the Shareholder Rights Plan provides a mechanism to ensure that shareholders have adequate time to properly evaluate and assess it without facing undue pressure or coercion. The Shareholder Rights Plan also provides the board of directors with additional time to consider any take-over bid and, if applicable, to explore alternative transactions in order to maximize shareholder value. Accordingly, the Shareholder Rights Plan is not designed to prevent take-over bids that treat Quaterra’s shareholders fairly.

The Company’s report of voting results will be filed on SEDAR at www.sedar.com and on the Company’s website.

NYSE MKT Notice

Quaterra also announced that it received notice on June 6, 2013 from the New York Stock Exchange MKT (the “Exchange”) citing non-compliance by the Company with one of the continued listing standards as set forth in Part 10 of the NYSE MKT Company Guide (the “Company Guide”).

The notice is based on a review by the Exchange of information that the Company has publicly disclosed, including information contained in the Company's Form 6-K filed May 10, 2013 which contained the condensed interim consolidated financial statements for the three months ended March 31, 2013.

The Exchange advised that Quaterra Resources “is not in compliance with Section 1003(a)(iv) of the Company Guide in that it has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether the Company will be able to continue operations and/or meet its obligations as they mature” and additionally the Exchange advises that as a result of Quaterra’s low selling price, Quaterra’s common stock may not be suitable for auction market trading.

Their determination that the Company’s financial condition has become impaired is based in part on the fact that Quaterra had $462,547 in cash available for general operations as of March 31, 2013 with an operating cash burn rate of $229,559 per month for the three preceding months. In the Form 6-K, Quaterra disclosed that without additional financing it may have to delay or cancel further exploration of its properties and could potentially lose some of or all of its interest in those properties. Presently, the Company does not have any revenue generating mines and consequently no current cash flows from operating activities. As the Company has historically obtained funding through the private placement issuance of additional equity to maintain its ongoing exploration programs and property commitments, there can be no assurance the Company will be successful in similar efforts in the future.

In order to maintain its listing, the Company must submit a plan of compliance by July 8, 2013 (the “Plan”) addressing how it intends to regain compliance with Section 1003(a)(iv) of the Company Guide by September 6, 2013 (the “Plan Period”). The Company is currently in the process of preparing the Plan for submission to the Exchange which may contain a recommendation to shareholders to consider a capital consolidation.

The notice from the Exchange does not impact the Company’s listing on the TSX Venture Exchange (“TSX-V”) and its common shares will continue to be listed and traded on the TSX-V, subject to compliance with continued listing standards.

Quaterra Resources Inc. (NYSE-MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,

“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.